[redacted]

09040029

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

ABX
3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 66806

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AXES, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

25 WEST 45TH STREET – 16TH FLOOR

(City)	(State)	(Zip Code)
NEW YORK,	**NEW YORK**	**10036**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. GRAYSON, Managing Member **(212) 557 - 4444**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

KJ
3/26

OATH OR AFFIRMATION

I, ***DAVID S. GRAYSON,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AXES, LLC,*** *as of* ***DECEMBER 31, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

C.E.O
Title

X ____________________
Notary Public

SHARON GAVIRIA
Notary Public, State of New York
No. 01GA6171383
Qualified in Nassau County
Commission Expires July 23, 2011

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

I, ***DAVID S. GRAYSON,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***AXES, LLC,*** as of **DECEMBER 31, 2008,** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

CEO

(Title)

(Notary Public)

SHARON GAVIRIA
Notary Public, State of New York
No. 01GA6171383
Qualified in Nassau County
Commission Expires July 23, 2011

AXES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 126,452
Due from broker	225,664
Commission receivable	48,772
Fixed assets, net of accumulated depreciation of $11,225 (Note 3(d))	12,894
Other assets	13,500
Total assets	$ 427,282

LIABILITIES AND CAPITAL

Commitments and Contingencies (Note 5)

Liabilities	
Accounts payable and accrued expenses	$ 190,980
Total liabilities	190,980
Capital (Note 5)	236,302
Total liabilities and capital	$ 427,282

The accompanying notes are an integral part of this statement.

AXES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - Nature of Business

Axes, LLC, a limited liability company (The "Company") is a New York State company formed in 2004. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). They were granted approval to begin operations as a broker/dealer on July 26, 2005.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had limited operating revenue. This condition raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company is still contemplating its various options.

Note 3 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis.

b) Income Taxes
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 3 - Summary of Significant Accounting Policies (continued)

d) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 4 - Related Party

The Company is provided office space and other services by a member. The amount paid to the member was $60,000 for the year ended December 31, 2008.

Note 5 - Commitments and Contingencies

The Company is in dispute with a vendor over the amounts they were billed. The Company maintains that they did not receive the services for which they were billed. As such it paid only a portion of the amounts charged and believes it owes no more. As of December 31, 2009, the unpaid balance is approximately $700,000. The vendor has indicated that, the amounts owed them will be written off in 2009, and no further action will be pursued.

The Company feels that should this ultimately lead to litigation they have viable defense and will owe no additional monies.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $200,974, which was $100,974 in excess of its required net capital of $100,000. The Company's net capital ratio was 95.03%.

A copy of the Firm's statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Axes, LLC
25 West 45th Street
New York, NY 10036

We have audited the accompanying statement of financial condition of Axes, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Axes, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has limited operating revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2009